BANK
VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«18» april 2002 г.
№ 1104/2526

02028800

02 MAY -7 AM 10:38

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

SUPPL

Dear Sir or Madam,

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Moscow Joint Stock Commercial Bank Vozrozhdeniye forward to you the report on share issue results of the 16 emission.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Sincerely,

A.V. Dolgopolov
Deputy Chairman of the Board
of MJSCB «Vozrozhdeniye»

dlw 5/8

Registered
April 9, 2002
By Central Bank of the Russian Federation
Deputy Chairman
signature: M.I.Sukhov
Stamp print: the Central Bank of the Russian Federation

REPORT ON SHARE ISSUE RESULTS

OPEN INCORPORATED COMPANY MOSCOW JOINT-STOCK COMMERCIAL BANK «VOZROZHDENIYE»

Preferred Registered Documentary Shares with fixed dividend

State Registration Number [10401439B], Seal

Approved by Supervisory Council of MJSCB «Vozrozhdeniye»

March 26, 2002 Minutes # 5

Decision on share issuing was registered on 06.03.2002.

Deputy Chairman of the Board
of MJSCB "Vozrozhdeniye"
(Power of Attorney # 407 as of 26.12.2001)
Signature: A.V.Dolgopolov

Chief Accountant of MJSCB "Vozrozhdeniye"
Signature:A.A.Novikova

Stamp print: Moscow Joint-Stock
Commercial Bank «Vozrozhdeniye»
V-Bank

«26» March 2002

1. OPENING AND CLOSING DATES OF PLACING SECURITIES.

State registration number of security	Opening date of placement	Closing date of placement
10401439B	25.03.2002	25.03.2002

2. ACTUAL PRICE OF PLACING SECURITIES.

State registration number of security	Currency	Actual price
10401439B	RUR	10

3. FACE VALUE OF ONE SECURITY.

State registration number of security	Currency	Face value
10401439B	RUR	10

4. NUMBER OF LACED SECURITIES.

4.1. **Shares 10401439B.**

THERE WERE PLACED:

4.1.1. Through consolidation of the shares:

Number 1,294,505 items in the amount of RUR 12,945,050.00

5. TOTAL AMOUNT OF PROCEEDS FOR PLACED SECURITIES.

a) NO FUNDS WERE RECEIVED IN PAYMENT FOR THE SECURITIES.

The shares are placed through consolidation, i.e. replacement of the previously issued preferred registered documentary shares with a fixed dividend and a face value of 1 ruble each (state registration number 10201439B) for the shares of this issue with a face value of 10 ruble each (state registration number 10401439B) in the following order:

10 preferred registered documentary shares with a fixed dividend and a face value of 1 ruble each shall be converted into one preferred registered documentary share with a fixed dividend and a face value of 10 ruble.

Upon registration of the issue results 12,945,050 preferred registered documentary shares with a fixed dividend and a face value of 1 ruble each (state registration number 10201439B) in the total amount 12,945,050 ruble are to be cancelled.

6. ACTUALLY PAID PORTION OF SHARE ISSUE PLACED UNDER THE ISSUING CAMPAIGN.

State registration number of security	Actually paid portion of issue, thousand ruble
10401439B	12 945,05

7. ECONOMIC NORMS AS AT THE CLOSING DATE OF PLACING SECURITIES

Norm	**Max value**	**Real value**
H1 Capital adequacy, % min	10,0	11,0
H2 Instant Liquidity, % min	20,0	55,0
H3 Current liquidity, % min	70,0	72,0
H4 Long-term liquidity, % max	120,0	50,0
H5 Total liquidity (ratio of liquid and aggregate assets), % min	20,0	35,0
H6 Max exposure per 1 borrower, % max	25,0	93,0
H7 Max large loan exposure, % max	800,0	400,0
H8 Max exposure per 1 creditor (depositor), % max	25,0	55,0

H9 Max exposure per 1 borrower-shareholder, % max	20,0	0,0
H9,1 Aggregate loan amount granted to shareholders, % max	50,0	0,0
H10 Max loan amount granted to insiders, % max	2,0	0,0
H10,1 Aggregate loan amount granted to Insiders, % max	3,0	0,0
H11 Max amount of borrowed savings funds, % max	100,0	240,0
H11,1 Max amount of liabilities to non-residents, % max	400,0	11,0
H12 Equity funds used for acquisition of other legal entities' portions, % max	25,0	4,0
H12,1 Equity funds used for acquisition of portions of 1 legal entity, % max	5,0	2,0
H13 Exposure ratio of own paper liabilities, % max	100,0	38,0
H14 Liquidity ratio for operations with precious metals, % min	10,0	10,0

Reasons for non-fulfillment of the Norms:
Infringement of the norm H6 was caused by the Bank's client-borrower OAO «Moskvich». As a result of implementation of the municipal project of industrial development and financial stabilization of OAO «Moskvich» under the Science and Industry Department of Moscow Govemment, OAO «Moskvich» got into indebtedness to MJSCB «Vozrozhdeniye». The norm H6 with respect to the borrower OAO «Moskvich» shall be brought in compliance with provisions of Instruction #1 by August 1st, 2002.
Infringement of the norm H8 has been caused by placement of funds of the major client of MJSCB «Vozrozhdeniye» the Food Resources Department of Moscow Govemment.
The norm H11 (estimated) has been exceeded due to the Bank's current policy of attracting retail deposits.

8. SHORTLIST OF SHAREHOLDERS POSSESSING NO LESS THAN 5% OF ITS SHARE IN THE AUTHORIZED CAPITAL OF THE CREDIT INSTITUTION.

8.1. **CLOSED JOINT-STOCK COMPANY «FIRST INVESTMENT CORPORATION».**
Share in authorized capital – 15.96%
Mail address: Luchnikov per., 7/4 - 6, Moscow 101000
Legal address: Kuznetzkiy Most, 15/8 - 3, GSP, K-31, Moscow 103780
Shareholders possessing no less than 20% of the above shareholder's authorized capital:
8.1.1 Limited company «MABV GROUP»
Share in authorized capital - 100%
Mail address: ul. 3 Vladimirskaya, 23, Moscow 111123
Legal address: ul. 3 Vladimirskaya, 23, Moscow 111123

8.2. **CANADIAN IMPERIAL BANK OF COMMERCE.**
Share in authorized capital – 8.089%
Mail address: Commerce Court West 9, Toronto, Ontario, Canada M5L 1A2
Legal address: Commerce Court West 9, Toronto, Ontario, Canada M5L 1A2
There are no shareholders possessing in excess of 20% of the above shareholder's authorized capital.

8.3. **LIMITED COMPANY «BECADEM-INVEST».**
Share in authorized capital – 13.66%
Mail address: ul. Obraztsova, 31-2, Moscow 127018
Legal address: ul Obraztsova, 31-2, Moscow 127018

Shareholders possessing no less than 20% of the above shareholder's authorized capital:
8.3.1. Limited Company «MABV GROUP»
Share in authorized capital – 100%
Mail address: ul. 3 Vladimirskaya, 23, Moscow 111123
Legal address: ul. 3 Vladimirskaya, 23, Moscow 111123

9. INFORMATION CONCERNING THIS ITEM (SHAREHOLDERS' SHAREHOLDERS) IS GIVEN IN ITEM 8.

10. INFORMATION ABOUT FOUNDERS (SHAREHOLDERS) – NON-RESIDENTS

USA
10.1. CITIBANK, N.A.
SHARE IN AUTHORIZED CAPITAL – 1.917%
MAIL ADDRESS: 3800 CITICORP CENTER TAMPA, BUILDING B/FLOOR 1, TAMPA, FL 33610-9122
LEGAL ADDRESS: 3800 CITICORP CENTER TAMPA, BUILDING B/FLOOR 1, TAMPA, FL 33610-9122

USA
10.2. DONALDSON, LUFKIN AND JENRETTE SECURITIES CORPORATION
SHARE IN AUTHORIZED CAPITAL – 0.007%
MAIL ADDRESS: 1 PERSHING PLAZA, JERSEY CITY, NJ 07399
LEGAL ADDRESS: 1 PERSHING PLAZA, JERSEY CITY, NJ 07399

USA
10.3. DRESDNER KLEINWORT WASSERSTEIN SECURITIES LLC.
SHARE IN AUTHORIZED CAPITAL – 0.103%
MAIL ADDRESS: C/O ADP PROXY SERVICES
LEGAL ADDRESS: C/O ADP PROXY SERVICES

USA
10.4. SALOMON SMITH BARNEY INC.
SHARE IN AUTHORIZED CAPITAL – 0.024%
MAIL ADDRESS: 333W, 34TH STREET, NEW YORK, NY 1001
LEGAL ADDRESS: 333W, 34TH STREET, NEW YORK, NY 1001

CANADA
10.5. CANADIAN IMPERIAL BANK OF COMMEFCE
SHARE IN AUTHORIZED CAPITAL – 8.089%
MAIL ADDRESS: COMMERCE COURT WEST 9, TORONTO, ONTARIO, CANADA M5L 1A2
LEGAL ADDRESS: COMMERCE COURT WEST 9, TORONTO, ONTARIO, CANADA M5L 1A2

COMMONWEALTH OF BAHAMAS ISLANDS
10.6. INTERNATIONAL PLANNING & RESEARCH INC.
SHARE IN AUTHORIZED CAPITAL – 0.10%
MAIL ADDRESS: 750 LA PLAYA ST.SUITE 49 SAN FRANCISCO, CA, 94121 USA
LEGAL ADDRESS: 43 ELIZABETH AVENUE, P.O. BOX CB-13022, NASSAU, BAHAMAS

RERUBLIC OF CYPRUS
10.7. TAMARISK TRADING LIMITED.
SHARE IN AUTHORIZED CAPITAL – 3.689%
MAIL ADDRESS: 221, CHR. HAGGIPAVLOU STR. 3036 LIMMASOL-CYPRUS
LEGAL ADDRESS: 221, CHR. HAGGIPAVLOU STR. 3036 LIMMASOL-CYPRUS

USA
10.8. ARNHOLD AND S.BLEICHROEDER, INC.

SHARE IN AUTHORIZED CAPITAL – 0.002%
MAIL ADDRESS: 1345 AVENUE OF THE AMERICAS, NEW YORK, NY 10105-4300
LEGAL ADDRESS: 1345 AVENUE OF THE AMERICAS, NEW YORK, NY 10105-4300

USA
10.9. BNY CLEARING INTERNATIONAL SERVICES DIVISION.
SHARE IN AUTHORIZED CAPITAL – 1.688%
MAIL ADDRESS: 101 BARCLAY STREET, 13TH FLOOR, NEW YORK, NY 10286
LEGAL ADDRESS: 101 BARCLAY STREET, 13TH FLOOR, NEW YORK, NY 10286

USA
10.10. BROWN BROTHERS HARRIMAN & CO.
SHARE IN AUTHORIZED CAPITAL – 0.039%
MAIL ADDRESS: 63 WALL STREET, 8TH FLOOR, NEW YORK, NY 10005
LEGAL ADDRESS: 63 WALL STREET, 8TH FLOOR, NEW YORK, NY 10005

USA
10.11. COMMERZBANK CAPITAL MARKETS CORPORATION.
SHARE IN AUTHORIZED CAPITAL – 0.002%
MAIL ADDRESS: 1251 AVENUE OF THE AMERICAS, NEW YORK, NY 10020
LEGAL ADDRESS: 1251 AVENUE OF THE AMERICAS, NEW YORK, NY 10020

11. MEMBERS OF THE BOARD OF DIRECTORS.

11.1. Victor Anatoljevich Afonin.
PRESENT POSITIONS.
State Unitary Enterprise Foreign Trade Corporation «Almazjuvelirexport». Deputy General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.2. Boris Fedorovich Borin
PRESENT POSITIONS:
Open Joint-Stock Company «Metallurgic plant «Electrostal». General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.000003%.
No participation or voting shares outside Credit Institution.

11.3. Ljudmila Antonovna Goncharova.
PRESENT POSITIONS.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 2.256057%.
No participation or voting shares outside Credit Institution.

11.4. Nikolai Yakovlevich Demin
PRESENT POSITIONS:
Closed Joint-Stock Company «Joint-Stock Foreign Economic Company «Exima». General Manager – Chairman of the Board.
Closed Joint-Stock Company «Meat Processing Plant Mikoyanovskiy». General Manager – Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
Participation share:
11.4.1. Closed Joint-Stock Company «Joint-Stock Foreign Economic Company «Exima».
Share in authorized capital – 12%.

11.5. Alexander Vitaljevich Dolgopolov.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Management Board, Chief of Development Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.391936 %.
No participation or voting shares outside Credit Institution.

11.6. Nikolai Stepanovich Zatzepin.
PRESENT POSITIONS:
Closed Joint-Stock Company «Mozhaiskoje Wholesale and Retail Enterprise». General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.279333%.
No participation or voting shares outside Credit Institution.

11.7. Marina Andreevna Zinovina.
PRESENT POSITIONS:
State Corporation «Credit Institutions Restructuring Agency». Chief Accountant, Financial Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.8. Valentina Mikhailovna Kabanova.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». General Manager of Volokolamsk Branch.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.015834%.
No participation or voting shares outside Credit Institution.

11.9. Petr Dmitrievich Katzyv.
PRESENT POSITIONS:
State Enterprise of Passenger Auto-transport «Mostransauto». General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.10. Juriy Vadimovich Korablin.
PRESENT POSITIONS:
Khimky District Administration. Chief of Khimky District Moscow Region.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.11. Igor Vadimovich Lavrick.
PRESENT POSITIONS:
Branch of Joint-Stock Company «Evakor A/O». Director.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.12. Tamara Ivanovna Luzhina.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chief of Finance Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye. Member of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.502453%.

No participation or voting shares outside Credit Institution.

11.13. Otari Leontjevich Margania.
PRESENT POSITIONS:
Closed Joint-Stock Company «First Investment Corporation». General Manager's Advisor.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution

11.14. Juriy Mikhailovich Marinichev.
PRESENT POSITIONS:
Moscow Regional Union of Consumer Cooperation. Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chairman of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.392608%.
No participation or voting shares outside Credit Institution.

11.15. Valeriy Alexandrovich Miroshnikov.
PRESENT POSITIONS:
State Corporation «Credit Institutions Restructuring Agency». Deputy General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.16. Mark Meerovich Nakhmanovich.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.855438%.
No participation or voting shares outside Credit Institution.

11.17. Inessa Vasiljevna Nikolaeva.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.015691%
No participation or voting shares outside Credit Institution.

11.18. Dmitriy Ljvovich Orlov.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chairman of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 3.329735%.
No participation or voting shares outside Credit Institution.

11.19. Nikolai Dmitrievich Orlov.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.20. Victor Alexandrovich Semenov.
PRESENT POSITIONS:
Closed Joint-Stock Company Agrofirm «Belaya Dacha». Chairman of Supervisory Council.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
Participation share in:

11.20.1: Closed Joint-Stock Company Agrofirm «Belaya Dacha».
Share in authorized capital – 20.49%.

11.21. Dmitriy Aksentjevich Strashok.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.88159%.
No participation or voting shares outside Credit Institution.

11.22. Pavel Ivanovich Chelpan.
PRESENT POSITIONS:
Stupino District Administration. Chief of Stupino District of Moscow Region.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

12. SHORTLIST OF THE MANAGEMENT BOARD MEMBERS.

12.1. Tatjana Fedorovna Gavrilkina.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chief of Liquidity Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye. Member of the Board.
SHARE IN AUTHORIZED CAPITAL – 0.150673%.
No participation or voting shares outside Credit Institution.

12.2. Ljudmila Antonovna Goncharova.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council
SHARE IN AUTHORIZED CAPITAL – 2.256057%.
No participation or voting shares outside Credit Institution.

12.3. Alexander Vitaljevich Dolgopolov.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board, Chief of Development Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.391936%.
No participation or voting shares outside Credit Institution.

12.4. Sergei Victorovich Lenjkov.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». General Manager of the Central Office.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye. Member of the Board.
SHARE IN AUTHORIZED CAPITAL – 0.505081%.
No participation or voting shares outside Credit Institution.

12.5. Tamara Ivanovna Luzhina.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chief of Finance Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye. Member of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.502453%.
No participation or voting shares outside Credit Institution.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.855438%.
No participation or voting shares outside Credit Institution.

12.7. Dmitriy Ljvovich Orlov.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 3.329735%.
No participation or voting shares outside Credit Institution.

12.8. Nikolai Dmitrievich Orlov.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

12.9. Dmitriy Aksentjevich Strashok.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.88159%.
No participation or voting shares outside Credit Institution.

12.10. Oleg Vladimirovich Kharlamov.
PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Head of Administration Department.
SHARE IN AUTHORIZED CAPITAL – 0.51433%.
No participation or voting shares outside of Credit Institution.